2021 ANNUAL REPORT

We connect clients to the global markets ecosystem through institutional-grade platforms, end-to-end clearing and execution, and high-touch expertise.

FINANCIAL HIGHLIGHTS

OPERATING REVENUES (IN MILLIONS)


2021
$ 1,673.1
2020
$1,308.3
2019
$1,106.1
2018
$975.8
2017
$784.0

INCOME BEFORE TAX (IN MILLIONS)


2021
$154.1
2020
$206.7
2019
$111.0
2018
$101.5
2017
$15.2

TOTAL ASSETS (IN MILLIONS)


2021
$ 18,839.6
2020
$13,474.9
2019
$9,936.1
2018
$7,824.7
2017
$6,243.4

STOCKHOLDERS' EQUITY (IN MILLIONS)


2021
$904.0
2020
$767.5
2019
$594.2
2018
$505.3
2017
$449.9

NET ASSET VALUE PER SHARE


2021
$45.60
2020
$39.61
2019
$31.15
2018
$26.72
2017
$24.02

4 I 2021 ANNUAL REPORT

SELECTED SUMMARY FINANCIAL INFORMATION

(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2021	2020	2019	2018	2017
Operating revenues	$ 1,673.1	$ 1,308.3	$ 1,106.1	$ 975.8	$ 784.0
Transaction-based clearing expenses	271.1	222.5	183.5	179.7	136.3
Introducing broker commissions	160.5	113.8	114.7	133.8	113.0
Interest expense	49.6	80.4	142.0	70.5	32.7
Interest expense on corporate funding	41.3	23.6	12.7	10.2	9.4
Net operating revenues	**1,150.0**	**868.0**	**653.2**	**581.6**	**492.6**
Compensation and other expenses:					
Compensation and benefits	679.1	518.7	393.1	337.7	295.7
Trading systems and market information	58.8	46.3	38.8	34.7	34.4
Professional fees	40.9	30.2	21.0	18.1	15.2
Non-trading technology and support	46.0	28.4	20.1	13.9	11.6
Occupancy and equipment rental	34.2	23.5	19.4	16.5	15.2
Selling and marketing	33.3	12.2	5.2	6.2	4.0
Travel and business development	4.5	8.9	16.2	13.8	13.3
Communications	9.3	7.0	6.6	5.4	5.0
Depreciation and amortization	36.5	19.7	14.0	11.6	9.8
Bad debts, net of recoveries and impairment	10.4	18.7	2.5	3.1	4.3
(Recovery) bad debt on physical coal	—	—	(12.4)	1.0	47.0
Other	46.3	29.6	23.2	20.1	21.9
Total compensation and other expenses	**999.3**	**743.2**	**547.7**	**482.1**	**477.4**
Gain on acquisitions and other gains	3.4	81.9	5.5	2.0	—
Income before tax	154.1	206.7	111.0	101.5	15.2
Income tax expense	37.8	37.1	25.9	46.0	8.8
Net income	**$ 116.3**	**$ 169.6**	**$ 85.1**	**$ 55.5**	**$ 6.4**
Earnings per share:					
Basic	$ 5.90	$ 8.78	$ 4.46	$ 2.93	$ 0.32
Diluted	$ 5.74	$ 8.61	$ 4.39	$ 2.87	$ 0.31
Number of shares:					
Basic	19,130,643	18,824,328	18,738,905	18,549,011	18,395,987
Diluted	19,678,168	19,180,479	19,014,395	18,934,830	18,687,354
Selected Balance Sheet Information:					
Total assets	$18,839.6	$13,474.9	$9,936.1	$7,824.7	$6,243.4
Payable to lenders under loans	$ 248.6	$ 268.1	$ 202.3	$ 355.2	$ 230.2
Senior secured borrowings, net	$507.0	$515.5	$167.6	—	—
Stockholders' equity	$ 904.0	$ 767.5	$ 594.2	$ 505.3	$ 449.9
Other Data:					
Return on average stockholders' equity	13.9%	24.9%	15.5%	11.6%	1.5%
Employees, end of period	3,242	2,950	2,012	1,701	1,607
Compensation and benefits as a percentage of operating revenues	40.6%	39.6%	35.5%	34.6%	37.7%

2021 ANNUAL REPORT I 5

VISION & PHILOSOPHY In 2003, the current management team reconfigured the company as a provider of financial services focused on under-served clients in niche markets. We started out with 10 people and less than $10 million in equity – but also with the conviction that relentless effort and execution, a clear focus on providing great service and value for our clients and a commitment to doing the right thing rather than the easy thing, would enable us to build a credible and recognized global financial franchise. Since then, we have focused on harnessing the remarkable power of compounding on our shareholder capital to become a bigger and more valuable business. This approach also enables us to create our own capital runway for growth – making us less dependent on the capital markets and allowing us to be flexible and opportunistic when we do seek capital. Specifically, we have leveraged this strategy to take advantage of industry consolidation in the wake of the financial crisis of 2008 by acquiring businesses at attractive valuations while still growing our capabilities organically. In 2020, we fundamentally transformed our company’s earnings power with our acquisition of GAIN Capital Holdings, Inc., which greatly increased our penetration into the retail trading segment and created significant opportunities for cross-selling, order-flow synergies, cost efficiency and digital innovation. Over this time, through our steady, determined and disciplined approach to compounding capital, our book value and market value both increased at a compound annual growth rate (“CAGR”) of 29%, off the back of revenues that grew at 32% CAGR. We believe these rates make us a positive outlier in our industry. Today, we connect our clients to 36 derivatives exchanges, 185 foreign exchange markets, two industry-leading retail trading platforms, most global securities markets, and numerous bilateral liquidity venues. In addition to execution of financial trades, we also provide vertically integrated post-trade settlement, clearing and custody services. This is a unique product suite outside of the bulge-bracket banks, and it enables us to serve clients with bulge-bracket needs but who have been cast aside or ignored by those institutions because of the regulatory burdens associated with serving them. Through these relationships, we help our clients pursue trading opportunities, make investments, manage market risk and improve their business performance. Increasingly, our ability to help clients access a broad array of financial products and markets with our combination of high-touch service and institutional- grade digital platforms is setting us apart from our peers and driving acquisition of new clients across four segments: commercial clients, institutional clients, retail clients and international payments clients. Our revenue is diversified by the client types above, by asset class and by geography, with the added potential for a significant portion of recurring revenue generated from monetizing client balances in the form of interest and fee earnings on the float, depending on market interest rates. Our businesses are supported by our global infrastructure of regulated operating subsidiaries, our advanced technology platforms and our team of more than 3,200 employees, who serve 45,000 commercial and institutional clients, and 370,000 active retail accounts, from nearly 80 offices spread across six continents (as of September 30, 2021). 1924 Saul Stone, a door-to-door egg wholesaler, formed Saul Stone and Company, predecessor to FCStone. 1930 In the 1930’s, Saul Stone and Company became one of the first clearing members of the Chicago Mercantile Exchange (CME). 1970 In the early 1970’s, Saul Stone and Company became one of the major innovators on the CME’s International Monetary Market, bringing financial futures to the forefront of the industry. 1978 A new entity called Farmers Commodities Corporation was formed to accommodate the grain hedging brokerage services. 1981 International Assets was established as an internationally focused boutique brokerage firm. 1983 Farmers Commodities Corporation (FCC) became a clearing member of the Kansas City Board of Trade in 1983 and in 1985 purchased its first seat on the Chicago Board of Trade. OVERVIEW

StoneX Growth (US$ millions) 2000 FCC acquired Saul Stone and Company to become one of the nation’s largest commercial grain brokerage firms. 2004 International Assets acquired global payments business Global Currencies, thereby establishing a London office. 2007 International Assets acquired Gainvest group in South America, specializing in asset management and asset-backed securities. 1994 International Assets was listed on NASDAQ. 2003 Current management team takes control of International Assets with a strategy to focus on wholesale execution. 2008 FCStone acquired Nashville-based Globecot, cotton specialists. 2007 FCStone acquired Chicago-based Downes-O’Neill, dairy specialists. Operating Revenue Shareholder EquityMarket Value $1,800 $1,600 $1,400 $1,200 $1,000 $800 $600 $400 $200 -- 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 $1,673 $1,306 $904 2021 CAGR 32% 29% 29% 2009 International Assets Holding Corporation and FCStone Group, Inc. merged.

2010 Risk Management Incorporated, energy risk management specialists, was acquired by the newly merged company. 2010 The Company acquired Hanley Group companies to expand the group’s OTC trading business. 2011 International Assets Holding Corporation changed name to INTL FCStone Inc. 2011 Ambrian Commodities Limited (“ACL”), was acquired to provide commodities execution capabilities in the key LME market. 2011 The Company acquired the business of the Metals Division of MF Global and upgraded to LME Category One ring dealing membership. 2012 The Company acquired TRX Futures Ltd., a London-based brokerage and clearing firm for commercial coffee and cocoa customers that also offers energy and financial products. 2010 The Company acquired the futures division of Hencorp, coffee, cocoa and sugar specialists. BY THE NUMBERS 20 04 20 05 20 06 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 $70 $60 $50 $40 $30 $20 $10 0 20 03 20 19 20 20 20 21 SHARE PRICE

36 Exchanges

18,000+ OTC Products

140 Currencies

Global Execution, Clearing & Custody Across Equities, FX, Fixed Income, Commodities, Carbon, Metals and Crypto

50,000+ Institutional, Commercial & Payments Clients

370,000 Retail Clients

$5.8B Customer Assets

$3.5T Volume Traded*

146M Listed Derivative Contracts Traded

Supported by Expansive Global Footprint

$904M Equity Capital

3,200+ Staff

18 Countries across 6 continents

*Total volume traded of FX / CFD, Securities and Global Payments contracts on a trailing 12-month basis as of September 30, 2021

2012 Online news and analysis subscription service Commodity Network is launched.

2012 The institutional accounts of Tradewire Securities, LLC. are acquired.

2013 INTL FCStone Markets LLC registers as a swap dealer.

2013 The Company exits its physical base metals business.

2013 Accounts of First American Capital and Trading Corp. acquired, adding correspondent clearing service capabilities.

2014 The Company completes the consolidation of its two UK subsidiaries, INTL FCStone Ltd and INTL Global Currencies Ltd.

2015 The Company completes the acquisition of G.X. Clarke & Co., an institutional dealer in U.S. government securities, federal agency and mortgage-backed securities.

2015 INTL FCStone Inc. consolidates its securities, rates and FCM businesses into INTL FCStone Financial Inc.

As the world began to emerge – albeit haltingly – from its pandemic- driven lockdown and related international trade restrictions in 2021, your company achieved record results across a number of key metrics on its way to delivering earnings per share (EPS) of $5.74 (diluted) and a return on equity (ROE) of 13.9%. While both EPS and ROE fell short of last year’s exceptional performance, we believe both results are credible achievements given the decline in overall market volatility in 2021 as compared to the prior year, the return of near-zero interest rates, our expanded capital base, and the relatively high cost of the senior notes issued for our purchase of GAIN Capital Holdings, Inc. in 2020. Indeed, our world is again a different place than it was even a year ago. Most immediately, the sudden surge in demand across all sectors as lockdown restrictions lifted has strained global logistics systems, has triggered supply shortages and has fuelled inflation. These conditions may well change as supply systems and industrial capacity readjust, but they will require management’s attention as we move through 2022. Perhaps more significantly, the sociological effects of the lockdown, working from home, and learning remotely seem to have prompted many in the workforce to re-evaluate their lifestyles, their priorities and their options going forward. This will present management issues with long-term consequences, although one fact of which we can be fairly sure is that we will be dealing with an increased cost environment in the near term. Of course, COVID-19 is not the only driver of change in our world, and we are conscious of the shifts underway in attitudes toward, and understanding of, social and environmental issues globally. From the top down, both internally and externally, we are addressing these topics. In terms of social initiatives, we have now achieved board diversity according to the guidelines set forth by NASDAQ. We have also partnered with Tigress Financial Partners, which is the first, and only, disabled- and female-owned broker/trader in our industry, to enable Tigress clients to access our offering and technology. From the environmental perspective, we are poised to launch an upgraded carbon trading and advisory service whose first assignment will be to help us measure our own carbon footprint. As is the case in every “ESG sphere,” however, we must balance the very real value of these pursuits with our responsibility to remain within the guidelines of good corporate and business practice. During 2021, the business continued to grow and expand its capabilities. The integration of GAIN and the consequent increase in our retail operation has proceeded smoothly and helped us to expand our digital marketing capability using GAIN’s state-of-the-art technology. We are also beginning to realize benefits from investments made in our technology infrastructure, which now enables us to see across our entire company, our products and our customers via one centralised database. Within these contexts, we reported net income of $116.3 million in fiscal 2021 as compared to $169.6 million in fiscal 2020. However, after factoring out several distorting items related to the GAIN acquisition, 2016 The Company completes acquisition of the correspondent securities clearing business and independent wealth management business from Sterne Agee, LLC. 2016 The Company agrees to acquire the London-based EMEA oils business of ICAP plc, expanding the Company’s global energy capabilities. 2017 The company re-launches the former independent wealth advisory service of Sterne Agee, LLC as SA Stone Wealth Management Inc. 2018 The Company bolsters its Global Payments offering by acquiring the SWIFT Service Bureau of PayCommerce. 2018 The Company secures a post-Brexit footprint in the EU by acquiring Luxembourg-based Carl Kliem SA. 2018 INTL FCStone expands its institutional offering with the acquisition of US-based broker-dealer GMP Securities LLC (formerly Miller Tabak Roberts). CHAIRMAN’S LETTER we achieved adjusted net income of $124.3 million for fiscal 2021, as compared to adjusted net income of $99.7 million in fiscal 2020. This represents an increase of 25%, and we believe, establishes a new record for our core operating results. We value our public-company status because it reflects our culture of transparency, as we share our results with our clients and commercial counterparties, as well as our shareholders. It also gives us access to the capital markets, even though we have used them only selectively. A further benefit is the record of one investor who, since 2009, has bought our shares in a disciplined manner while ignoring the irrational swings of the markets over this same time. I refer to the roughly 2,600,000 shares of treasury stock which the company has acquired over the years at an average cost of $26.58 per share, which is significantly below both our current market price and our current book value per share of $45.60. This practice also reduced the stock outstanding by approximately 10% - further leveraging our results. This year, we are pleased to welcome Dr. Dhamu Thamodaran to our board. After achieving a summa cum laude PhD in Agricultural Economics, Dr. Thamodaran joined Smithfield Foods (currently a client of ours) in 1995 as director of price risk management, rising to the position of executive vice president, chief strategy officer and chief commodity hedging officer by 2016 – a position he kept until his retirement in 2020. Also a member of the Chicago Mercantile Exchange Group’s Agricultural Markets Advisory Council, Dr. Thamodaran is widely respected for his expertise in global macroeconomics and the agricultural markets worldwide, and will bring a wealth of experience to the board. As we welcome Dr. Thamoduran, we must express our thanks and best wishes to Bruce Krehbiel, who has graciously agreed to step down from his position of many years on the board in the spirit of enabling us to add fresh perspectives and new areas of expertise to our board as necessary, going forward. We remain grateful to Bruce for his significant and invaluable contributions to the board during his tenure. We must also bid a grateful goodbye to Tricia Harrod, who retired from her post as our chief risk officer in June. During her 12-year tenure, Tricia, along with the exceptional team she built, played an integral part in the remarkable success we achieved over this time. Her departure leaves enormous shoes to fill for Mark Maurer as he moves from his role as CEO of our swap dealer into the CRO position going forward. Mark brings his own record of achievement to the task, and our ability to tap him for this role speaks to the strength and depth of the executive bench we’ve assembled. As we look back on 2021, and over the past 19 years, the achievement of the business is impressive. We have survived and prospered during financial crises and now the extreme volatility of the pandemic, and have built a company that has become a meaningful part of the global financial ecosystem. I am confident that this growth will continue given our record and the fact that we still only address a small part of the market available to us. On this note of optimism, I will close by thanking and complimenting our most important asset, our employees, for their outstanding achievements in making the company what it is today, our shareholders who have made those achievements possible, and our clients who remain at the core of everything we do. JOHN RADZIWILL Chairman 2019 The company acquires the futures and options brokerage business of Singapore-based UOB and becomes a fully regulated FCM in the Asia-Pacific region. 2020 INTL FCStone acquires the brokerage businesses of Tellimer Group in order to expand its capabilities in frontier and emerging markets. 2020 The company acquires Giroxx GmbH and IFCM GmbH to strengthen its offering in Europe. 2020 The company acquires GAIN Capital Holdings, Inc., significantly expanding its retail footprint through the addition of FOREX.com and City Index. 2020 INTL FCStone rebrands itself as StoneX, as the parent company becomes StoneX Group Inc. and its customer-facing subsidiaries change their names to incorporate the new brand name. 2019 Company acquires coininvest GmbH and European Precious Metal Trading GmbH to expand its retail precious metals offering.

12 I 2021 ANNUAL REPORT We operate a global financial network that our clients use to trade, invest, manage risk and improve performance. We monetize activity over this network through commissions and spreads on trades, interest earned on client deposits, and fees for our expertise and market intelligence. STRATEGIC POSITION & BUSINESS MODEL INTEGRAL PART OF THE GLOBAL FINANCIAL INFRASTRUCTURE Custody Clearing & Settlement Financial Network Payments Research Execution & Liquidity Consultancy $5.8 billion of Client Float across our FCM, Broker-Dealer and recently acquired Retail OTC business High value-add service provided through a team of over 300 risk management consultants Provide liquidity for clients across a wide range of financial products (exchange and OTC) Efficient clearing and settlement on 36 exchanges and across 185 foreign exchange markets Leading Market Intelligence online research portal featuring over 150 pieces of proprietary daily commentary across asset classes Member of SWIFT, delivering customer payments through a proprietary global network of 375 correspondent banks

2021 ANNUAL REPORT I 13 • Global access to over 36 exchanges and 18,000 OTC products • Global payment solutions in 185 countries and 140+ currencies • Forex.com and City Index, two of the largest and best-known retail trading brands in the world • Combination of digital trading platforms and high-touch service • Vertically integrated execution, clearing & custody • Clients in over 180 countries served by global footprint of 3,200 staff • Local presence provides “Boots on the Ground” to serve clients in virtually every global marketplace • Diversified across 45,000 institutional and commercial clients and 370,000 active retail accounts • Specific mid-market focus • Multiple touch points with clients creates stickiness • Long-term customer relationships drive recurring revenue • Management continuity since 2003 provides steady focus on strategy execution • Continued focus on key metric of 15% Return on Equity to compound capital • Diligent risk management to underpin growth and preserve capital growth • Disciplined focus on strategic acquisitions to complement organic growth • Increase the value of our network by adding new products, capabilities, markets and liquidity venues • Expand into new client segments and geographies • Integrate our offerings, platforms, marketing strategy and client experience more tightly through digitization of our platforms • Market volatility drives revenue • Minimal exposure to directional market risk • Significant recurring revenue from interest and fees on $5.8 billion of customer balances • Highly flexible cost structure targeting >50% of variable costs • Strong balance sheet with ample liquidity • Low correlation across asset classes and markets produces stable top- line growth Customers Long-Term Focus Products Resilience DIVERSE AND RESILIENT BUSINESS MODEL

14 I 2021 ANNUAL REPORT KEY PERFORMANCE INDICATORS RATIONALE: Implies growing our net earnings by a similar amount annually as our retained earnings grow. Compounding Capital Target: Annual shareholder return on equity of 15% ROE and Adjusted ROE RATIONALE: Measures productivity and efficiency in driving revenue through use of technology, leveraging existing client relationships and expanding our products and capabilities. 600,000 500,000 400,000 300,000 200,000 100,000 0 2017 2018 2019 2020 2021 Revenue Per Employee Efficiency in Driving Revenue Growth Target: Minimum return per employee of $500k per annum TARGET: MET We have set out some simple but effective long-term key performance indicators to monitor our strategic progress and hold ourselves accountable to our goals. Given the constant evolution of our business, we make a point of evaluating periodically whether a given metric or target – and the rationale behind it – remains relevant to our performance and our goals. As such, we may add, adjust or discontinue certain KPIs from year to year. TARGET: MISSED 30.0% 25.0% 20.0% 15.0% 10.0% 5.0% 0.0% 2017 2018 2019 2020 2021 ROE Adjusted ROE

2021 ANNUAL REPORT I 15 RATIONALE: A highly flexible cost structure helps us protect our bottom line from the inherent cyclicality of the markets. However, our ratio of fixed costs to variable costs will begin to rise in coming years as we increase the digitization and scalability of our global network. Variable Cost Ratio70% 60% 50% 40% 30% 20% 10% 0% 2017 2018 2019 2020 2021 Flexible Cost Structure Target: >50% of our total costs variable to revenue TARGET: MET RATIONALE: Ensure that overall compensation cost is proportional to the return shareholders require for supporting the costs, capital and risks associated with our platform. 45% 40% 35% 30% 25% 20% 15% 10% 5% 0% 2017 2018 2019 2020 2021 Compensation to Operating Revenue Compensation Ratio Target: Total compensation to operating revenue ratio of <40% RATIONALE: Calibrate our risk tolerance to avoid catastrophic losses that would impede our ability to function normally; ensure that bad debt is proportional to our annual operating revenue and earnings. Bad Debt(1) $14.0 $12.0 $10.0 $8.0 $6.0 $4.0 $2.0 $– 1.2% 1.0% 0.8% 0.6% 0.4% 0.2% 0.0% 2017 2018 2019 2020 2021 Bad debt, excluding impairment and physical coal M ill io ns As a % of Operating Revenues (1) In fiscal 2017 and 2018, bad debt excludes bad debt on physical coal of $47.0 million and $1.0 million, respectively. In fiscal 2019, bad debt excludes recoveries on bad debt on physical coal of $12.4 million. Risk Metrics – Bad Debt Expense Target: Bad debt <1% of annual operating income TARGET: MET TARGET: MISSED

16 I 2021 ANNUAL REPORT In 2021, StoneX achieved strong results with record operating revenues and record core earnings on an adjusted basis – once again proving the resiliency of our business and continuing our progress toward becoming a premier financial services franchise globally. Operating revenues climbed to nearly $1.7 billion while net income exceeded $116 million, up 25% on an adjusted basis, which excludes the accounting impact of the GAIN transaction in 2020 and 2021. Shareholder equity rose to $904 million, which is also a record. Earnings per share (diluted) registered $5.74, and we achieved an adjusted ROE of 14.9%, even with a significantly larger capital base than in prior years. Over the past 19 years, we have compounded operating revenue at 32% per annum and shareholder capital at 29% per annum. Our performance in these regards has been particularly strong in the past two years, during which time we have grown our operating revenues and our shareholder capital by more than 50% - all from retained earnings. Furthermore, we have managed to deploy this capital at or near our target of 15% ROE. Overall, we are extremely proud of this track record and believe it is unsurpassed in our industry. Our financial results are a direct validation of our client-first strategy to provide institutional-grade global market access, end-to-end clearing and execution, high-touch service and expertise through one trusted partner. All of our financial capital, intellectual talent and infrastructure are focused on this singular objective. We are pleased to see the continued strong growth in the depth and diversity of our client base, as well as significantly increased client trading collateral posted to support this activity, all of which points to gains in market share across the board. We have an enormous total addressable market (TAM) ahead of us and estimate our market share to be less than a single basis point. We believe we have a unique offering and are working to better automate and digitize our offering to better attack the available TAM. OVERVIEW 2021 was a year of strong growth and significant progress toward our long-term strategic objectives. We grew revenue by 28% and earnings by 25% (on an adjusted basis), both new records as compared to a very successful 2020, wherein volatility generated by the COVID-19 pandemic provided us with significant tailwinds. We also grew the scale and diversity of our client footprint significantly over the year. Notably, we have delivered this growth without any increase in our share count, although we did take on some high-priced, high-yield to fund the GAIN acquisition. The GAIN retail platform delivered on its first-year expectations, although, as we anticipated, the results varied from quarter to quarter – with most of the bottom-line benefit accruing in Q2. The combination of this platform’s more volatile revenue stream and the higher fixed costs stemming from the interest associated with the high yield notes required to complete the acquisition increased variability in our quarterly earnings. This variability did not surprise or concern us, given our focus on long-term performance over quarterly results. CHIEF EXECUTIVE’S LETTER

Product volumes – in terms of trades and transactions – increased strongly across nearly every product. Volume increases were offset to some extent by reduced revenue capture - especially in securities, where market volatility declined somewhat as COVID's disruption to the global economy eased. Within this context, however, revenue capture in our listed derivatives, our most competitive product, increased by 29% as we actively re-priced our offering to institutional clients.

Our customer float grew to $5.8 billion – powered by growth in both listed derivatives and securities clearing – of 39% and 30% respectively. However, interest earnings on our float declined significantly compared to 2020, wherein interest rates were higher than in 2021 for much of the year. Although interest earnings on our customer float may seem immaterial in the context of operating revenues, these earnings fall directly to the bottom line.

These significant increases in both product volumes and customer float speak to increased client engagement and the continued expansion of our franchise.

Operating Revenue by Product	Key Operating Metrics	
Listed Derivatives	**Contracts ('000s) & Rate per Contract**	
$387.6mm Up 18%	**146,101** Down 6%	**$2.55** Up 29%
OTC Derivatives	**Contracts ('000s) & Rate per Contract**	
$143.4mm Up 29%	**2,557** Up 21%	**$55.70** Up 7%
Securities	**ADV (USDmm) & RPM**	
$533.6mm Up 16%	**$2,776** Up 61%	**$610** Down 28%
Global Payments	**ADV (USDmm) & RPM**	
$133.8mm Up 17%	**$54** Up 20%	**$9,921** Down 2%
FX/CFDs[1]	**ADV (USDmm) & RPM**	
$242.0mm Up 262%	**$10,636** Up 10%	**$89** Down 8%
Client Balance Interest Earned	**Listed Deriv. Client Equity[1] & MMF/FDIC Sweep Balances[2]**	
$26.0mm Down 39%	**$3,842mm** Up 39%	**$1,471mm** Up 30%

Figures presented are annual; percentage changes reflect FY 2021 vs FY 2020. Key metrics presented do not account for all Operating Revenue generated
(1) Increase reflects acquisition of GAIN Capital Holdings Inc. in Aug 2020
(2) Listed Derivatives Client Equity balance pertains to client assets in our future and options business on which we retain a share of interest earnings.
(3) Money Market Fund / FDIC Sweep balance pertains to client assets in our correspondent securities clearing business on which we retain a share of fee income

2021 ANNUAL REPORT I 17

18 I 2021 ANNUAL REPORT From a client segment perspective, we saw strong performance across the board in both operating revenue and segment income. Our commercial segment increased operating revenues by 24% and segment income by 35% thanks to good market conditions and a strong performance from our precious metals business. Our institutional, retail and global payments segments also achieved year-over-year growth in both categories, despite the prevalence of largely more favorable market conditions during most of 2020. More details regarding segment performance and composition can be found on pages 24-25. Our business performs best when we have moderate volatility and can earn a carry on our customer float. In 2021, intermittent increases in market volatility tied to the pandemic benefited a number of our businesses over the course of the year. These increases spurred heightened activity from hedgers and speculators alike, leading to increased transaction flow over our network. However, these benefits were counterbalanced by the return to near-zero interest rates in 2020, which limited the amount of revenue we were able to generate from our customer float, even as it continued to grow. OUR STRATEGY IN ACTION We believe that our strong performance in 2021 and our track record over the past 19 years speak to the efficacy of our strategy and to our focus and discipline in executing it relentlessly as we pursue our goal of becoming a premier financial services franchise globally. Indeed, we made significant progress in 2021 within each of the four primary components comprising this strategy. Build Our Ecosystem – We must remain relevant to our clients and prospects by adding more of the products and services they want and by providing them with the best ecosystem possible for accessing the global financial markets. Doing so enables us to increase engagement and wallet share from existing clients while attracting new clients who cannot satisfy their needs elsewhere, or who are dissatisfied with how those needs are being met. We continued to see increasing interest from our clients in the ability to access the growing crypto ecosystem. We have responded by facilitating trading for institutional and retail clients in a growing number of crypto related products such as listed derivatives as well as publicly listed ETF’s, bitcoin exchanges and other participants. We are in the process of evaluating collaborations and partnership arrangements to further extend our crypto offering to our retail clients while also upgrading our market intelligence offering in support of this growing asset class. We increased our efforts to tap into new or growing markets fueled by the rise of ESG initiatives globally, which is especially relevant to our global agricultural client base. These include renewable fuels and biodiesel, in which we are already leaders, certain base metals required by the electric car industry, and carbon trading, for which we are poised to launch a robust advisory service to complement our current trading capabilities. We leveraged our presence in Asia to provide direct access to newly available listed derivative markets in China. We continued to expand our institutional offering by building out our capabilities in securities prime brokerage (including outsourced trading) and fixed income. Grow/Diversify Customer Base – We are a customer-centric business and strive to grow our customer footprint consistently by entering new markets, expanding market share in our existing markets, and adding new client segments and channels. Our broad range of capabilities enable us to serve customers of nearly every type, which creates a large addressable market for us and a significant opportunity for top-line growth – given that our current market penetration is likely in the single basis point range. Seizing this opportunity will enable us to increase volume and lower earnings volatility. CHIEF EXECUTIVE’S LETTER

2021 ANNUAL REPORT I 19 We have very successfully expanded our reach within the U.S. wholesale precious metals market with the addition of a small but very experienced team in California. We will look to complement our U.S. presence by adding a digital retail capability via our coininvest digital retail platform. We received all the regulatory permissions required to roll out our retail platform in the EU, which opens a significant new market for us. We have completed the integration of GAIN’s state-of-the-art digital marketing function into the larger business. Capabilities include the design and execution of digital marketing strategies, as well as the generation of the analytics required to measure and optimize results. This proven and talented group drives the retail platform revenue and increasingly will look to scale and grow our other client areas as they become more digitized and platform based. Digitize Our Business – We firmly believe that the digitization of client platforms – backed by highly agile and efficient infrastructure – is a key requisite for our continued growth. Digitization will enable us to increase global market share in our massive total addressable market more efficiently while simultaneously providing scalability and margin expansion. Our keys to this approach are threefold: 1) aggregation and ease of access to data across the enterprise for strategic use, 2) open, flexible and modular architecture to enable scalability, and 3) opportunities for trade internalization across platforms that benefit our clients via better pricing and improve our bottom line via higher margins. RetailCommercial Institutional Payments 400 350 300 250 200 150 100 50 2020 Q1 2020 Q2 2020 Q3 2020 Q4 2021 Q1 2021 Q2 2021 Q3 2021 Q4 Retail 370,000 Institutional 19,000 Payments 3,000 Commercial 29,000 CUSTOMER GROWTH BY SEGMENT TOTAL In de x = 10 0

20 I 2021 ANNUAL REPORT CHIEF EXECUTIVE’S LETTER Given our broad product offering, we have a complicated technology stack that uses a large number of industry- based systems of record for each of our core products. This requires a cumbersome “point-to-point” connection between all our support areas and client-facing platforms, which makes digitization difficult. We identified this as a major impediment to our strategy and, through many years of investment, have simplified our internal technology stack through the use of a centralized “data lake.” Data from the majority of our client-facing applications and support systems now flows into this lake, where the information is stored and normalized, enabling far greater ease of access and analysis. As a result, our risk team can now access all client activity instantaneously across the organization – whether by product, location or legal entity. We can also view the profitability of each client against both their risk profile and specific capital requirements, which has been instrumental in our ability to reprice elements of our offering. This capability is especially useful in low-margin businesses like institutional listed derivatives. In addition, we have been working for some time to create a flexible, open-architecture, API-based approach to our systems of record. This will enable us to combine access to our systems and products on client-facing platforms in a modular and efficient way. Combined with the data lake, this approach will allow us to create very flexible platforms for specific client types – giving them access to the products and capacities they need. This has also been a long-term project, but again, we are now seeing validation through an increased cadence of delivery. We have developed one of the leading OTC derivatives and structured product platforms – taking some of our most complex products and making them easy to access, understand, design and then execute – all electronically. We have rolled out a number of electronic trading applications for our equity market making business. These have not only fully automated what we have always done on the desk but also provide clients with additional capabilities and transparency when executing their orders. We are poised to launch the internal pilot for StoneX One, a self-directed, multi-asset platform allowing clients to trade equities – both cash and options – and listed derivatives, with foreign exchange coming shortly thereafter. This app will work seamlessly across three very different regulatory environments, which is no easy feat. Once validated, we will then use the same technology to create a digital version for GAIN’s self-directed retail platform – an objective we set out at the time of the GAIN acquisition and which will be transformational to their offering. In summer 2022, we plan to make cash equities available on the GAIN retail platform outside of the US. Compound Capital – From our earliest days, we have focused on expanding our capital base by maintaining consistent profitability and reinvesting those profits back into the business so that we can create our own capital runway for growth. We try to deploy this capital wisely through a disciplined M&A approach focused on deals that will accrete immediately to earnings, and by making allocation decisions focused on ROE. We believe this approach has been key to our ability to achieve stable and consistent growth, and we will continue to pursue it going forward. In 2021, we achieved adjusted ROE of 14.9%, very near to our 15% target. Over the past 10 years, we have tripled our shareholder funds, acquired more than 15 businesses and significantly expanded our client footprint – nearly all of which was financed organically from retained earnings and the unbelievable power of compounding.

2021 ANNUAL REPORT I 21 While we had to take on some relatively high-priced debt to complete the GAIN acquisition, we have the ability to call the entire issue in June 2022. This timeline aligns with the extension of our holding company bank facilities, which allows us to strategically re-assess our capital structure in June 2022 to take advantage of the optimal combination of debt and bank funding, as well as hopefully drive down the cost of this capital significantly. GAIN INTEGRATION In late 2020, we acquired GAIN Capital Holdings, Inc. with the confidence that the merger would fundamentally transform our company’s earnings power by 1) significantly expanding and deepening our retail customer segment, which we could serve more efficiently than GAIN through our existing infrastructure, and 2) by adding a leading digital capability that would give us an edge in capturing market share within the self-directed trading space. The latter represents an enormous and growing addressable market for us across our retail, commercial and institutional segments. Also, by integrating GAIN’s business into our own, we created the opportunity to market the legacy products and services of both businesses seamlessly over all of our platforms and created increased opportunities to combine and internalize trade flows. In 2021, we achieved significant progress in our integration efforts. We were able to secure all the significant regulatory approvals required, as well as merge key legal entities between the two companies in the U.K., U.S. and Singapore per our plan. In addition, all central support functions – accounting, risk management, core IT, legal, HR, marketing, etc. – have been integrated and now serve the entire enterprise. We are already realizing cost synergies from these integrations, and expect to capture even more as duplicative leases, vendor contracts and other commitments expire over time. In terms of products, capabilities and trade flows, we have fully integrated the GAIN futures businesses and are clearing their transactions through our platform. We have also integrated the transaction flows for precious metals and FX – enabling us to provide better pricing while improving our spread capture and reducing our costs. One of the most attractive aspects of this merger for us remains the opportunity to leverage some of our existing commercial and institutional products and capabilities via the GAIN retail platforms – effectively opening a new and significant market for them. One of our highest priorities for 2022 will be the addition of cash equities to the City Index (UK) and Forex.com (U.S.) platforms – in that order, due to the regulatory issues involved. This will open up an entirely new market for our equities inventory and augment what is already one of our signature strengths. ESG PROGRESS In last year’s report, we provided information regarding our approach to Environment, Social and Governance policies and initiatives for the first time in our history. That approach continues to arise organically out of our company culture and remains balanced by our responsibility as a public company to our shareholders. We are pleased to note that we have over a number of years worked to diversify our board to set the “tone at the top”. We are pleased that we now satisfy the NASDAQ diversity standard and will continue to work hard to ensure StoneX is an inclusive and diverse organization. We do not see this merely as an ESG requirement but more as an essential ingredient to a high-performing company. We provide updates to some of the internal policies and initiatives we reported last year on page 26. Among the highlights for 2021 is our investment in Tigress Financial Partners LLC, the nation’s only disabled- and woman- owned financial services firm.

22 I 2021 ANNUAL REPORT CHIEF EXECUTIVE’S LETTER In addition to providing updates to internal policies and initiatives, we also detail some of the ways we are helping our clients achieve their ESG objectives, as well as the roles we are playing to facilitate the orderly and effective function of those new markets that have arisen to serve their needs. These include providing clients with education and access to carbon credit markets globally; facilitating participation for clients in the Brazilian government’s signature decarbonization program under the Paris Agreement; our leadership in serving the U.S. and global biodiesel and renewable fuels markets; and our payments platform’s ongoing track record of helping hundreds of charities and NGOs ensure that millions more dollars make it from their donors to their people on the ground carrying out their missions. We recognize that these business activities are not directly analogous to – or a replacement for – pursuing our own internal ESG initiatives, and we would not engage in them if they were not profitable. However, we do believe it’s important for all our stakeholders to understand the extent to which capital invested in StoneX generates significant and positive impacts across the ESG space. COVID-19 IMPACT Unfortunately, we cannot discuss our performance without acknowledging the broader context of COVID-19’s impact on the global economy. Despite optimism early in the year that the global pandemic was subsiding and that a return to more normal conditions was near, COVID-19 is still impacting the global economy, the financial markets and our business significantly. We now expect these effects to remain present in some measure for the foreseeable future, and we will continue to adjust our strategy accordingly. Within this context, meeting the needs of our clients while maintaining their safety and that of our employees, vendors and other stakeholders remains our highest priority. We pursued this goal in 2021 through a more even mix of work-from-home and in-office activity than in the prior year. LOOKING FORWARD As we move into 2022, we will look to leverage all the advantages achieved or cemented over the past year and more. We have validated our acquisition of GAIN through our results so far, and have significantly expanded our footprint, client reach and product offering without issuing any stock – while preserving the opportunity next year to restructure and optimize our capital structure. We have made large investments in technology over the last four to five years to put in place the foundations required to accelerate the digitization of our business – from enhanced connectivity and analytical capabilities across our internal systems to increased digital access to our products and services for clients through fewer platforms to a leading internal digital marketing capability to leverage these capabilities globally. Building on these investments, we are poised to launch a number of new digital platforms that will more tightly integrate our offering by client type – making it more engaging for clients and more scalable and profitable for us. We have a strong, customer-centric culture that will enable us to continue delivering exceptional experiences and service to our clients at every touchpoint – whether digital or person to person. We have a unique and comprehensive financial ecosystem with an enormous TAM in front of us – offering significant white space in areas where we already have client relationships and demonstrable capabilities. We have perhaps single-basis-point market penetration within our total addressable market and are now positioned to expand market share to continue our growth and, through better leverage of technology, expand our margins.

2021 ANNUAL REPORT I 23 The convergence of all these elements, coupled with the growing awareness across the global financial marketplace of StoneX and the unique financial ecosystem we offer, make this a very exciting next phase of the StoneX growth story. Of course, our success will rest largely on the efforts of our talented, dedicated and industrious employees. On behalf of the executive management team, I want to thank all of my colleagues for their exceptional contributions during another challenging but productive year, along with our board and advisors for their guidance, our bankers for their financial support, and our stockholders for entrusting their capital to us. SEAN M. O’CONNOR Chief Executive Officer

24 I 2021 ANNUAL REPORT CLIENT TYPES & SEGMENT PERFORMANCE StoneX exists to deliver value to our clients – full stop. We work to build long- term relationships with them through our commitment to treating them fairly and ethically, our attention to their needs, our expertise and flexibility, our global reach, our ability to provide access to liquidity in hard-to-reach markets, and our status as a well-capitalized and regulated organization. Global Diversified Client Base INSTITUTIONAL RETAIL Risk Profile RISK TAKERS Operating Revenue $668mm $348mm % of Total Revenue 40% 21% YoY +/- +7% +149% Segment Income $168mm $68mm % of Total Income 33% 13% YoY +/- +10% +114% Segment Margin 40% 30% Segment Description • Global trading, execution, clearing and provision of liquidity for institutional customers • Multi asset-class offering including domestic and foreign equities and options, broad range of fixed income products across the global credit spectrum and access to 35 derivative exchanges • Growing suite of institutional-grade trading and analytics platforms • Leading retail trading platforms (FOREX. com and City Index) offering access to over 15,000 derivative products to over 130,000 clients globally • Network of over 650 independent advisors managing over $16bn in assets • Digital platform offering access to a broad range of precious metals products to retail investors and wholesalers Representative Clients/Own Brands • Fund managers • Broker-dealers • Investment advisors • Banks • Insurance cos. • Hedge funds • Introducing brokers • Financial institutions • Active retail and professional traders • White-label of trading platform to institutions • Independent broker-dealers • Wealth management firms • Independent wealth advisors

As such, we find value in evaluating our business and performance from a client-centric perspective. After completing our acquisition of GAIN and its significant retail client base, we officially reconfigured our SEC segment reporting according four client types: institutional, retail, commercial and payments. Overall, total segment income rose by 28% over the prior year to $506M.

COMMERCIAL	PAYMENTS	Global Diversified Client Base
RISK HEDGERS	TREASURY MANAGEMENT	Risk Profile
$535mm	$137mm	Operating Revenue
32%	8%	% of Total Revenue
+24%	+17%	YoY +/-
$192mm	$79mm	Segment Income
38%	16%	% of Total Income
+35%	+14%	YoY +/-
44%	60%	Segment Margin
• Tailored risk management solutions for commercial entities • Capabilities include listed derivatives, bespoke structured products, physical trading • Expertise across all commodity verticals, as well as FX and interest rates	• Platform to provide efficient transfer of funds into 170 non-G20 countries • Full-fledged domestic payments capability handling in-bound and out-bound payments in Brazil • Network of over 350 in-country correspondent banks ensures efficient and effective payments	Segment Description
• Commercial hedgers • Producers • Wholesalers & merchants • Corporations • Introducing brokers • Traders • Grain elevators • Merchandisers • Importers • Exporters	• Financial institutions • Nonprofits • Government organizations • NGOs • Corporations • SMEs	Representative Clients/Own Brands

2025 ANNUAL REPORT I 25

26 I 2021 ANNUAL REPORT POLICY STATEMENT StoneX recognizes that our business, and how we choose to operate it, creates impacts that reach beyond our client relationships and our bottom line to affect our physical environment, our society and the climate in which companies like ours conduct business. In our business philosophy, we strive to add value to our clients’ businesses over the long-term with an approach rooted in transparency, ethical conduct and trust. In our environment, social and governance (ESG) approach, we strive to complement the positive impacts generated by our pursuit of that business philosophy while minimizing or offsetting the possible negative impacts. APPROACH TO CORPORATE & CLIENT ESG Our approach to ESG arises organically from the corporate culture that we have cultivated since the current management team took over the company in 2003. The hallmarks of this culture that pertain most directly to ESG include: • Emphasis on ethical conduct, transparency and compliance with applicable regulations globally. • Empowerment of employees through an entrepreneurial culture featuring equality of access to opportunity, merit-driven advancement and compensation, and training and support. • Pursuit of diverse perspectives that add value throughout the organization and enhance our ability to conduct business globally. • Commitment to governance that provides appropriate checks and balances within the executive structure and aligns incentives with desired behaviors. • Embrace of good corporate citizenship and the pursuit of reasonable and responsible practices that aim to mitigate the environmental impact of our operations. • Client-focused approach to enabling the companies we do business with to pursue their own ESG objectives through our global network and offering. Across our internal and our client-focused approaches, we pursue our ESG activities within the context of our responsibility as a public company to balance the needs of our shareholders, clients, employees and other stakeholders appropriately. For these reasons, we have committed ourselves to a continual process of evaluating our ESG efforts and how we report our performance from year to year. This year, we provide notable metrics and initiatives for 2021 in support of select policies and sub-policies introduced in last year’s report, as we continue to evaluate the benefits to all stakeholders of more extensive reporting – whether as part of this annual report or a separate report going forward, and/or on our corporate website. ENVIRONMENTAL, SOCIAL & GOVERNANCE

2021 ANNUAL REPORT I 27 ESG – CLIENT ENABLEMENT & IMPACT StoneX is committed to helping our clients pursue their own ESG objectives through our global network and product/service suite. As partners in our clients’ success, we are continually evaluating opportunities to add new products and services to our offering where doing so makes financial sense for our clients and for us. Below are notable examples in 2021. Playing central roles in global carbon reduction efforts. Through our global financial network, we provide our clients with access to exchange-listed carbon instruments (e.g. carbon credits) via our execution and clearing and custody capabilities. In doing so, we help bring liquidity to this important marketplace, which is critical to its orderly function and success. To supplement this market access, we are in the process of building out an advisory component to our offering that aims to educate our clients on how the carbon credit markets work, how to estimate their carbon footprints, and how to use the carbon markets to offset their impacts or earn credits in ways that achieve their objectives and align with local, regional and global initiatives. In the U.S., we are leaders in the renewable diesel and biodiesel markets – both in terms of supplying makers of these fuels with the physical feedstock (fats, oils and greases) they need for production and in terms of helping participants at nearly every point in the supply chain manage the price risk and either offset or reduce the carbon footprints associated with their inputs and outputs. Through our physical and financial trading services, we touched approximately 1.26 billion gallons of production in 2021, which equates to roughly 50% of the total of such fuels produced in the U.S. for all of 2020, the last year for which complete annual production data is available. Similarly, in Brazil, StoneX is a significant participant in the country’s signature decarbonization initiative (RenovaBio) under the Paris Agreement, providing both trading and origination/documentation/custody services to clients in the program’s CO2 credits (CBIOs), which are created via the manufacture and use of biofuels. Since October of 2020, we have helped clients originate more than 1.4 billion CBIOs, and trade more than 1.9 billion – representing approximately 15% of the total activity in Brazil’s CBIO market. Empowering greater diversity within the financial market ecosystem. In March, StoneX purchased a minority stake in Tigress Financial Partners, a premier diversity SEC/FINRA-registered full-service broker dealer and the nation’s only disabled- and woman-owned investment firm. Through this partnership, Tigress clients can access our global network, broad product offering and best-in-class platforms, while we provide both capital and infrastructure support to help Tigress grow. In June, Tigress became the first firm of its kind to achieve membership on the New York Stock Exchange. Increasing NGO impacts through payments efficiency. For years now, our fast, efficient and secure global payments service has been helping nongovernmental organizations, charities and other mission- driven groups ensure that higher percentages of their donors’ dollars make it across international borders and into the hands of those carrying out their missions on the ground. In 2021, more than 900 NGOs used our platform to transfer nearly $6 billion in funds to those places across the globe that need the impact of those dollars most.

28 I 2021 ANNUAL REPORT ENVIRONMENT We operate from 70+ offices across six continents worldwide, providing most of our services to our clients electronically (via phone, Internet, etc.). As such, we view our environmental footprint as arising primarily from the resources our offices consume and the waste that they produce. In most instances, we defer to the conservation, recycling and waste reduction measures put in place by the companies from whom we lease our office space, and we expect our employees to comply with those measures. We also host and/or travel to hundreds of in-person seminars, conferences and trade shows each year, and our front-office personnel frequently travel to client sites when doing so helps them serve our clients better. We recognize that all of these activities produce environmental impacts, and we are continually evaluating whether common mitigation practices used by our peers would generate net value for all of our stakeholders. We are poised to launch a new carbon trading and advisory service early in 2022, which will help our clients estimate their carbon footprints and develop and execute strategies to offset their impacts, and/or where possible, generate credits for their contributions to carbon reduction. We plan to be one of our own “first customers” in this regard and look forward to undertaking this process and positioning ourselves to make more informed decisions about our environmental impact – and how to mitigate it – going forward. SOCIAL As a company, we are client- and shareholder-focused, but employee driven. Our success depends in large part on our employees’ ability and desire to provide exemplary service to our clients. We strive to empower them to do so through an entrepreneurial culture that rewards them for their efforts and initiative in the forms of competitive pay and benefits, opportunities to earn commissions (where applicable), merit-based bonuses and promotions, and opportunities to buy restricted stock in the company at reduced rates. Our employees are also full partners in our performance evaluation process and have access to numerous training and mentorship opportunities for developing their skills and advancing their careers. Executive & Board Diversity As a global financial services business, we are committed to including diverse perspectives in our governance and management structures, and we could not be more pleased with the ongoing value this approach provides to our company through the resulting diversity of talent, acumen and perspectives present on our Board and within our executive ranks. We also recognize that diversity is a relative concept, especially within a global financial services industry not known especially for its diversity, and as such, we are continually assessing what mix of perspectives will serve the interests of all of our stakeholders best. • We achieved board diversity as defined by NASDAQ guidelines. • Two women serve on our nine-person Board of Directors Employee Diversity StoneX Group Inc. recognizes the importance of diversity as it provides us with broader knowledge and skills to enhance performance and the service we can provide to our clients, as well as helping us to expand our understanding of the markets in which we operate. In addition to seeking out and including diverse perspectives and talent in our ranks, we also want to ensure that employees from diverse backgrounds feel empowered to share their experiences with employees with similar diverse backgrounds and also with other employees with different backgrounds. As an example, our affinity group policy provides a framework for doing so that gives voice and agency to those of us with diverse backgrounds and experiences – but in ways that enlarge the perspective of all of our employees and bring us closer together as a company. ENVIRONMENTAL, SOCIAL & GOVERNANCE

2021 ANNUAL REPORT I 29 Launched in 2020, our Women of StoneX group continues to help our employees become more engaged in leveraging diversity and increasing inclusion, while simultaneously providing them with new avenues for professional development. In 2021, the group sponsored multiple global education and networking opportunities that brought together its more than 400 members to focus on their own executive presence and negotiation skills, as well as created leadership lectures and networking opportunities that further engaged and empowered its constituents. As the company grows, we expect this affinity group model to play a central role in our employee engagement strategy. Employee Safety & Wellness We believe that doing our part to maintain the health and welfare of our employees is a critical element for achieving commercial success. As such, we offer our employees heavily subsidized health benefits and offer a wellness program that focuses on employee health strategies and includes a discount to employee medical premiums for the completion of wellness initiatives. We promote a culture of hard work and achievement that also strives to provide an appropriate work-life balance for our employees. We conduct employee surveys from time-to-time to collect feedback and incorporate it into our planning. In addition, we offer employee assistance programs, including confidential assistance for financial, mental and physical well-being. Supply Chain Human Rights The history of commodity production and extraction is rife with human rights abuses, and there remain parts of the world where such practices persist today. As buyers and sellers of select physical commodities, including precious metals, we recognize the significant adverse impacts which may be associated with extracting, trading, handling and exporting commodities from conflict-affected and high-risk areas. Specifically, we are committed to ensuring that there is no modern slavery or human trafficking in our supply chain, and that our business activities do not help finance conflict in regions destabilized by war and abuse of human rights. Our responsible sourcing policy and our anti-slavery policy are available at ir.stonex.com. Community Giving As part of our promotion of a healthy work-life balance among our employees, we recognize that “life” takes place not only at home, but also in our broader communities. We also understand that employees feel more connected to both their communities and the company when we can help empower them to impact their communities in positive ways through volunteer efforts and charitable giving. For years, our employees have banded together with like-minded officemates and drawn on our resources and support to hold fundraisers, participate in fitness challenges, and host charity outings and dinners. Rather than catalogue every example across all of our nearly 80 offices, we choose to highlight representative efforts each year, as noted below. Anti-Poverty Efforts – Over the course of 2021, our Brazilian colleagues continued their long tradition of donating time and resources to helping improve the lives and ease the suffering of some of the country’s most impoverished and vulnerable populations. In prior years, these efforts have focused on providing opportunities and improving quality of life for disadvantaged and disabled children and teens through financial assistance, job training and programs aimed at reintegrating the destitute and disenfranchised back into society. This past year, our initiatives included the IMAGINA Project, which offers meals and basic necessities for the homeless, and an effort to provide food, medical assistance and counseling for addicts in Nova Luz, one of Sao Paolo’s most drug-infested neighborhoods. This latter effort was brainstormed, organized, driven and managed by our own employees – not an outside organization – based on their own feeling of empowerment within the firm. .

30 I 2021 ANNUAL REPORT GOVERNANCE Corporate Governance Statement The Company is committed to high standards of corporate governance and has put in place a framework that fosters good governance, is practical for a company of our size and satisfies our current listing and regulatory requirements. The Company has instituted a Code of Ethics that demands honest and ethical conduct from all employees. Specific topics covered are conflicts of interest, fair dealing, compliance with regulations, accurate financial reporting, and diversity and inclusion. Board Of Directors The Company has a Board of Directors consisting of one executive and nine independent directors. The Chairman is a non-executive director. The Board oversees the strategy, finances, operations and regulatory compliance of the Company through regular quarterly meetings and additional special meetings when required. The non- executive directors regularly meet independently of the executive director. The Nominating & Governance, Audit, Compensation, Risk, and Technology and Operations Committees are each composed of at least three independent directors. The Audit Committee meets the SEC requirement that at least one of its members should be a financial expert. Board Independence We are committed to maintaining the independence of our board as it relates to applicable rules and industry best practices because we believe doing so serves the best interests of our shareholders. No Director is considered independent if he or she is an executive officer or employee of the Company or has a relationship which, in the opinion of the Company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director. In its annual review based on this criteria (in line with Rule 5600 of the NASDAQ Stock Exchange), the Nominating & Governance Committee of the Board determined that each of our directors qualifies as independent, with the exception of Sean O’Connor, the company’s CEO. Executive Structure The roles of Chairman and CEO are split in accordance with widely recognized best practices with regard to maintaining board independence. John Radziwill serves as the company’s Chairman. The CEO and CFO make all necessary representations to satisfy regulatory and listing requirements. Executive compensation is determined by a Compensation Committee composed exclusively of independent directors. Executive Pay Tied to Performance The pay for the members of our executive committee is closely tied to the financial performance of the company. Specifically, the annual cash bonus for each executive is based entirely on the company’s return on equity, a metric that is considered to be closely linked to stock price appreciation. A substantial portion of the annual cash bonus – generally 30% -- is paid in the form of restricted company stock, which is purchased at a discount but vests over a three-year period. In addition, executives receive long-term cash awards, which generally vest five years following grant, and their growth in value is also tied to the company’s return on equity. Executive compensation figures for 2020 can be found in our latest proxy statement. Financial interest requirements for Directors and CEO We require directors and our CEO to own a substantial equity stake in company stock. This requirement has been based on a meaningful percentage of the director’s or CEO’s most recent year’s cash compensation. In 2020, we reviewed our shareholding requirement and now require our directors and CEO to own an amount of company stock equal in value to three times their annual cash compensation, subject to a phase-in period for new directors. ENVIRONMENTAL, SOCIAL & GOVERNANCE

2021 ANNUAL REPORT I 31 Financial Reporting and Internal Control The Company strives to present clear, accurate and timely financial statements. Management has a system of internal controls in place, regularly assesses the effectiveness of these controls and modifies them as necessary. Risk management is an important aspect of this system of internal controls, and the Risk Committee monitors compliance with risk policies. Investor Relations The Company seeks to provide accurate and timely information to stockholders and other stakeholders to facilitate a better understanding of the Company and its activities. The Company seeks to distribute such information as widely as possible through filings on Form 8-K, press releases and postings on its website, www.stonex.com. Forward-Looking Statements This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including adverse changes in economic, political and market conditions, losses from the Company’s activities arising from customer or counterparty failures, changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of laws or regulations and the impact of changes in technology on our businesses. Although the Company believes that its forward-looking statements are based upon reasonable assumptions regarding its businesses and future market conditions, there can be no assurances that the Company’s actual results will not differ materially from any results expressed or implied by the Company’s forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

32 I 2021 ANNUAL REPORT OFFICE LOCATIONS HEADQUARTERS New York (US) 230 Park Avenue, 10th Floor New York, NY 10169, USA Tel: +1 212 485-3500 Atlanta (GA) +1 470 378-3398 Alpharetta (GA) +1 404 836-7000 Bedminster (NJ) +1 908 731-0700 Chicago (IL) +1 312 780-6700 Birmingham (AL) +1 800 240-1428 Bloomfield (NE) +1 402 861-2522 Boca Raton (FL) +1 561 544-7611 Bowling Green (OH) +1 800 238-4146 Champaign (IL) +1 800 747-7001 Charlotte (NC) +1 800 334-1253 Dallas (TX) +1 833 798-8738 Fort Lauderdale (FL) +1 954 991-5022 Houston (TX) +1 713 820-4977 Indianapolis (IN) +1 866 825-7942 Kansas City (MO) +1 800 255-6381 Lawrence (KS) +1 785 338-9230 Miami (FL) +1 305 925-4900 Minneapolis (MN) +1 800 447-7993 Omaha (NE) +1 800 228-2316 Orlando (FL) +1 800 541-1977 Park City (UT) +1 415 230-5505 Powell (OH) +1 614 792-2690 Santa Monica (CA) +1 424 610-3897 Stamford (CT) Twin Falls (ID) +1 800 635-0821 West Des Moines (IA) +1 800 422-3087 US OFFICES Amsterdamn (Netherlands) +31 20 799 7660 Asunción (Paraguay) +595 21 624 197 Bangalore (India) Beijing (China) +86 10 6513 0855 Bogota (Colombia) +57 1 484 1650 Buenos Aires (Argentina) +54 11 4390 7595 Campinas (Brazil) +55 19 2102 1300 Campo Grande (Brazil) +55 67 2107 8300 Ciudad del Este (Paraguay) +59 59 7214 2960 Dubai (United Arab Emirates) +971 4 447 8500 Dublin (Ireland) +353 1 634 9140 Frankfurt (Germany) +49 (0)69 50 5060 4280 Goiânia (Brazil) +55 62 3432 7912 Hamburg (Germany) +49 40 589660 000 Hong Kong +852 3469 1900 Krakow (Poland) +48 539 534 658 Lagos (Nigeria) +234 1 700 0027 London (United Kingdom) +44 20 3580 6000 Luis Eduardo Magalhães (Brazil) +55 19 3515 2312 Luxembourg (Luxembourg) +352 4584841 Maringá (Brazil) +55 44 3033 6800 Mexico City (Mexico) +52 55 9171 1526 Montreal (Canada) +1 438 469-1889 Passo Fundo (Brazil) +55 54 2103 0200 Patrocinio (Brazil) +55 34 3199 1550 Primavera do Leste (Brazil) +55 11 3014 3298 Recife (Brazil) +55 81 3040 1900 Rio Verde (Brazil) +55 62 34327917 São Paulo (Brazil) +55 11 3509 5400 Shanghai (China) +86 21 5108 1234 Singapore (Singapore) +65 6309 1000 Sorriso (Brazil) +55 66 3212 4130 Sydney (Australia) +61 2 8094 2000 Toronto (Canada) +1 647 475 0451 Tokyo (Japan) +81 (0)3 5205 6161 INTERNATIONAL OFFICES

2021 ANNUAL REPORT I 33 Executive Director Sean O’Connor Chief Executive Officer/President Officers William Dunaway Chief Financial Officer Xuong Nguyen Chief Operating Officer Philip Smith CEO – StoneX Financial Ltd Charles Lyon Executive Vice President of StoneX Financial Inc. Kevin Murphy Group Treasurer Mark Maurer Chief Risk Officer Diego Rotsztain Chief Governance & Legal Officer Aaron Schroeder Chief Accounting Officer David Bolte Corporate Secretary Abbey Perkins Chief Information Officer Glenn Stevens Head of Retail and Foreign Exchange Non-Executive Directors John Radziwill Chairman Private Investor Company Director Scott Branch Retired Company President Chairman Risk Committee Member Audit Committee John M. Fowler Chairman Compensation Committee Member Nominating & Governance Committee Private Investor Independent Consultant Annabelle Bexiga Chairman Technology & Operations Committee Member Compensation Committee Independent Consultant Company Director Diane Cooper Member Audit Committee Member Technology & Operations Committee Member Risk Committee Company Director Bruce Krehbiel Member Risk Committee Member Compensation Committee Chief Executive Officer, Kanza Cooperative Association Dr. Dhamu R. Thamodaran Independent Consultant Eric Parthemore Chairman Nominating & Governance Committee Member Compensation Committee Independent Consultant Steven Kass Chairman Audit Committee Member Technology & Operations Committee Member Nominating & Governance Committee Independent Consultant Company Director Corporate Headquarters And Stockholder Relations 230 Park Avenue, 10th Floor New York, NY 10169, USA Tel: +1 212 485 3500 Stock Listing The Company’s common stock trades on NASDAQ under the symbol “SNEX”. Company Information To receive Company material, including additional copies of this annual report, Forms 10-K or 10-Q, or to obtain information on other matters of investor interest, please contact Group Treasurer Kevin Murphy at the Stockholder Relations address or visit our website at www.stonex.com. Stock Transfer Agent and Registrar Computershare is the transfer agent and registrar for StoneX Group Inc. Inquiries about stockholders’ accounts, address changes or certificates should be directed to Computershare. To contact by mail: 462 South 4th Street, Suite 1600 Louisville, KY 40202 STONEX GROUP INC.

34 I 2021 ANNUAL REPORT (in millions) For the Year Ended Reconciliation of net income to adjusted non-GAAP amounts: September 30, 2017 September 30, 2018 September 30, 2019 September 30, 2020 September 30, 2021 Net income, as reported (GAAP) $ 6.4 $ 55.5 $ 85.1 $ 169.6 $ 116.3 Bad debt (recovery) on physical coal, net of incentive recapture, net of tax 39.4 1.0 (11.2) - - Impact of Tax Reform - 19.8 - - - Gains on acquisitions, net of tax - - - (81.9) (3.3) Acquisition related transaction costs and other expenses, net of tax - - - 12.0 11.3 Adjusted net income (non-GAAP) $ 45.8 $ 76.3 $ 73.9 $ 99.7 $ 124.3 Stockholders’ Equity, beginning of fiscal year $ 433.8 $ 449.9 $ 505.3 $ 594.2 $ 767.5 Stockholders’ Equity, end of fiscal year $ 449.9 $ 505.3 $ 594.2 $ 767.5 $ 904.0 Average of Stockholders’ Equity $ 441.9 $ 477.6 $ 549.8 $ 680.9 $ 835.8 Adjusted ROE 10.4% 16.0% 13.4% 14.6% 14.9% APPENDIX A The “adjusted” non-GAAP amounts reflect each item after removing the impact of the gains on acquisitions and related transaction costs and other expenses for the years ended September 30, 2021 and 2020, respectively. Management believes that presenting our results excluding the gains on acquisitions and related transaction costs and other expenses is meaningful, as it increases the comparability of period-to-period results. (in millions) For the Year Ended Reconciliation of net income to adjusted non-GAAP amounts: September 30, 2020 September 30, 2021 $ Change % Change Net income, as reported (GAAP) $ 169.6 $ 116.3 Gains on acquisitions, net of tax (81.9) (3.3) Acquisition related transaction costs and other expenses, net of tax 12.0 11.3 Adjusted net income (non-GAAP) $ 99.7 $ 124.3 $ 24.6 25%

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